                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                                CI4net.com, Inc.

                                (Name of Issuer)


                    Common Stock, par value $0.001 per share

                         (Title of Class of Securities)


                                    171783202

                                 (CUSIP Number)

                                Donald S. Parker
                    Senior Vice President and General Counsel
                       Global One Communications Pty, Ltd.
                           12490 Sunrise Valley Drive
                             Reston, Virginia 22096
                                 (703) 689-6000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  May 21, 2001

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


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         1        Name of Reporting Person
                  I.R.S. Identification  No. of above person (entities only)

                           Global One Communications Pty, Ltd.
                           I.R.S. Identification No.
--------------------------------------------------------------------------------
         2        Check the appropriate box if a member of a group     (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
         3        SEC use only

--------------------------------------------------------------------------------
         4        Source of Funds
                           OO
--------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                           Australia
--------------------------------------------------------------------------------
                           7        Sole Voting Power         0

Number of         --------------------------------------------------------------

Shares                     8        Shared Voting Power       15,950,000 shares

Beneficially                        (see response to Item 5 below)

Owned by          --------------------------------------------------------------

Each                       9        Sole Dispositive Power    0

Reporting         --------------------------------------------------------------

Person With                10       Shared Dispositive Power  15,950,000 shares
                                    (see response to Item 5 below)

--------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by each Reporting Person
                           15,950,000 shares (see response to Item 5 below)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain
                           Shares [ ]
--------------------------------------------------------------------------------


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         13       Percent of Class Represented  by Amount in Row (11)
                           44.6% (see response to Item 5 below)

--------------------------------------------------------------------------------
         14       Type of Reporting Person
                           CO
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
         1        Name of Reporting Person
                  I.R.S. Identification  No. of above person (entities only)

                           France Telecom
                           I.R.S. Identification No.
--------------------------------------------------------------------------------
         2        Check the appropriate box if a member of a group     (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
         3        SEC use only

--------------------------------------------------------------------------------
         4        Source of Funds

                           OO
--------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings is Required
                           Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         6        Citizenship or Place of Organization

                           France
--------------------------------------------------------------------------------
                           7        Sole Voting Power         0

Number of         --------------------------------------------------------------

Shares                     8        Shared Voting Power       15,950,000 shares

Beneficially                        (see response to Item 5 below)

Owned by          --------------------------------------------------------------

Each                       9        Sole Dispositive Power    0

Reporting         --------------------------------------------------------------

Person With                10       Shared Dispositive Power  15,950,000 shares
                                    (see response to Item 5 below)

--------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by each Reporting Person
                           15,950,000 shares (see response to Item 5 below)

--------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain
                           Shares [ ]
--------------------------------------------------------------------------------

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         13       Percent of Class Represented  by Amount in Row (11)
                           44.6% (see response to Item 5 below)

--------------------------------------------------------------------------------
         14       Type of Reporting Person
                           CO
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

         This Statement constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on May 17, 2001 (such Schedule, as so amended and restated, being the "Schedule 13D"). The
Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of CI4net.com, Inc., a Delaware corporation (the "Issuer"). In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 1 sets forth the complete text of Items 6 and 7 of the Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         Capitalized terms used herein and not defined have the meaning set forth in the Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The information set forth under Items 3, 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference as if fully set forth herein.

         On May 21, 2001, legal counsel to the Reporting Persons received a letter from legal counsel to the Issuer ("May 21 Letter") disputing the beneficial ownership of Common Stock by the Reporting Persons. The May 21 Letter claimed the Stock Pledge Agreements filed as Exhibit 1 hereto were not ratified or declared effective.

         On May 22, 2001, legal counsel to the Reporting Persons sent a letter to legal counsel to the Issuer ("May 22 Letter") stating that the assertions contained in the May 21 Letter were without merit and stating that the Stock Pledge Agreements were effective when this Schedule 13D was filed on May 17, 2001.

         The foregoing description of the May 21 Letter and May 22 Letter are not, and do not purport to be, complete and are qualified in their entirety by reference to the May 21 Letter and May 22 Letter, copies of which is filed as
Exhibit 2 and Exhibit 3, respectively to the Schedule 13D and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Exhibit 1: (a) Stock Pledge Agreement, dated as of May 9, 2001, among Anjan Limited, Global One-Australia, US Trust and the Issuer.*

                  (b) Stock Pledge Agreement, dated as of May 9, 2001, among Internet Plc, Global One-Australia, US Trust and the Issuer.*

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                  (c) Stock Pledge Agreement, dated as of May 9, 2001, among
                  Tech Capital Group Limited, Global One-Australia, US Trust and the Issuer.*

Exhibit 2 Letter dated May 21, 2001 from Shane Henty Sutton, P.C. to Vinson & Elkins L.L.P.

Exhibit 3 Letter dated May 22, 2001 from Vinson & Elkins L.L.P. to Shane Henty Sutton, P.C.

*        Previously filed.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



May 24, 2001               Global One Communications Pty, Ltd.

                           By:     /s/ DONALD S. PARKER
                           Name:   Donald S. Parker
                           Title:  Director


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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                          DESCRIPTION
------                          -----------
Exhibit 1:        (a) Stock Pledge Agreement, dated as of May 9, 2001, among
                  Anjan Limited, Global One-Australia, US Trust and the Issuer.*

                  (b) Stock Pledge Agreement, dated as of May 9, 2001, among
                  Internet Plc, Global One-Australia, US Trust and the Issuer.*

                  (c) Stock Pledge Agreement, dated as of May 9, 2001, among
                  Tech Capital Group Limited, Global One-Australia, US Trust and the Issuer.*

Exhibit 2         Letter dated May 21, 2001 from Shane Henty Sutton, P.C. to
                  Vinson & Elkins L.L.P.

Exhibit 3         Letter dated May 22, 2001 from Vinson & Elkins L.L.P. to Shane
                  Henty Sutton, P.C.

*        Previously filed.